SECURITIES AND EXCHANGE COMMISSION Washington, DC 20549 Form 6-K Report of Foreign Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934 For the month of: June 2020 Commission File Number: 1-31402 CAE INC. (Name of Registrant) 8585 Cote de Liesse Saint-Laurent, Quebec Canada H4T 1G6 (Address of Principal Executive Offices) Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F Form 40-F X Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): X Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the SEC pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: Yes No X If “Yes” is marked, indicate the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

SIGNATURES Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized. CAE Inc. Date: June 26, 2020 By: /s/ Mark Hounsell Name: Mark Hounsell Title: General Counsel, Chief Compliance Officer and Corporate Secretary